SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934 (Amendment No. 1)*
(Name of Issuer)
Points International Limited
(Title of Class of Securities)
COMMON STOCK
(CUSIP Number)
73084310
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
D. JONATHAN MERRIMAN MERRIMAN CURHAN FORD & Co. 600 CALIFORNIA 9TH FLOOR SAN FRANCISCO, CALIFORNIA 94108 (415) 248-5600
December 7, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73084310
___________________________________________________________________________________
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)
Merriman Curhan Ford & Co.         95-4068105

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.......................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only .................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) WC
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization California
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:...............................................
____________________________________________________________ (7)Sole Voting Power 5,052,500 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 5,052,500 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 5,052,500 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 4.4%
___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) BD................................
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CUSIP No. 73084310
___________________________________________________________________________________ (1) Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) D. Jonathan Merriman
___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.........................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) PF
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization California
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:................................................
____________________________________________________________ (7)Sole Voting Power 3,492,000 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 3,492,000 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 3,492,000 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 3.1%
___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) IN..................................................
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CUSIP No. 73084310
___________________________________________________________________________________
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)
Phineus Voyager Fund   71-0869737

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.........................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) WC
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization Delaware
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:................................................
____________________________________________________________ (7)Sole Voting Power 273,000 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 273,000 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 273,000 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 0.2%
___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) PN..................................................
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CUSIP No. 73084310
___________________________________________________________________________________ (1) Names of reporting persons I.R.S. Identification Nos. of above persons (entities only)
Tamalpais Master Fund, Ltd. 98-0438376

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.........................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) WC
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization Caymen Islands
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:...............................................
____________________________________________________________ (7)Sole Voting Power 4,293,235 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 4,293,235 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 4,293,235 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 3.8%
___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) CO..................................................
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CUSIP No. 73084310
___________________________________________________________________________________
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)
Tamalpais Management Group LP 20-3625315

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.........................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) WC
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization Delaware
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:................................................
____________________________________________________________ (7)Sole Voting Power 4,293,235 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 4,293,235 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 4,293,235 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 3.8%
___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) PN..................................................
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SCHEDULE 13D/A

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend the Schedule 13D Statement, Dated August 8, 2006, originally filed by Merriman Curhan Ford & Co. (“MCF”); D. Jonathan Merriman, an individual and Chief Executive Officer of MCF; Phineus Voyager Fund LP (the “Voyager Fund”); Tamalpais Master Fund, Ltd. (the “Tamalpais Fund”); and Tamalpais Management Group LP (the “Tamalpais Group”), the investment manager of the Tamalpais Fund (each of MCF, D. Jonathan Merriman, the Voyager Fund, the Tamalpais Fund, and the Tamalpais Group may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”) relating to the common stock (the “Shares”) of Points International Ltd. (the “Issuer”). This Amendment No. 1 to the Schedule 13D is being filed on behalf of the Reporting Persons.

Item 1. Security and Issuer

No material change.

Item 2. Identity and Background

No material change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

‘As of the date hereof, MCF and D. Jonathan Merriman may be deemed to beneficially own 8,544,500 Shares.

As of the date hereof, the Voyager Fund may be deemed to beneficially own 273,000 Shares.

As of the date hereof, the Tamalpais Fund may be deemed to beneficially own 4,293,235 Shares.

As of the date hereof, the Tamalpais Group may be deemed to beneficially own 4,293,235 Shares.

The source of funds used to purchase the securities reported herein came from the Reporting Persons' working capital and personal funds.

No borrowed funds were used to purchase the securities.’

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

‘The purpose of this Schedule 13D/A is to reflect the beneficial ownership of the Shares by certain of the Reporting Persons.

The Reporting Persons have acquired their Shares of the Issuer for investment purposes only. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons filed as a group in the original Schedule 13D, filed on August 8, 2006, so that the Reporting Persons could act as a group to contact members of the Issuer’s management, members of the Issuer’s Board of Directors, other significant shareholders and others regarding strategic alternatives that the Issuer could employ to increase shareholder value. At that time, the Reporting Persons believed that the Issuer was an undervalued property in the Internet media space, and that it would benefit all shareholders for the Issuer to implement a formal process to develop strategic partners in order to accelerate the Issuer’s growth. At that time, the Issuer’s Board of Directors consisted of only seven board seats, three of which were held by members of Interactive Corp., who was the only major strategic investor with a significant ownership position in the Issuer.

As of December 7, 2006, the Reporting Persons are no longer a group for the purposes of beneficial ownership in the Issuer and reporting under Schedule 13D. It has been proposed to the Issuer’s shareholders that the Issuer’s Board of Directors be expanded to nine seats, and D. Jonathan Merriman has been nominated for one of the new Board of Director seats. As such, the Reporting Persons no longer need to act as a group for strategic purposes regarding Issuer’s ability to increase shareholder value; hence, the group that consisted of MCF, D. Jonathan Merriman, the Voyager Fund, the Tamalpais Fund, and the Tamalpais Group is now dissolved.

MCF and D. Jonathan Merriman, the CEO and Chairman of MCF, will continue to be a group, of which they are the only members, for the purposes of their beneficial ownership of the Issuer and reporting under Schedule 13D.

The Voyager Fund, the Tamalpais Fund, and the Tamalpais Group each disclaim membership of any group. The Voyager Fund, the Tamalpais Fund, and the Tamalpais Group each own Shares for investment purposes only, and shall not be deemed to have any insider knowledge of the Issuer that MCF and/or D. Jonathan Merriman may be deemed to possess.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose such as increasing shareholder vote, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s Shareholders and others.’

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

‘(a) As of the date hereof, MCF and D. Jonathan Merriman are each deemed to be the beneficial owners of 8,544,500 Shares. This represents approximately 7.5% of shares outstanding equal to 114,184,189 as reported in the Issuer’s Form 6-K as of November 9, 2006. MCF and D. Jonathan Merriman specifically disclaim beneficial ownership of all Shares described herein except those Shares that are owned by MCF and D. Jonathan Merriman directly. MCF and D. Jonathan Merriman expressly affirm membership of a group between only MCF and D. Jonathan Merriman. MCF and D. Jonathan Merriman expressly disclaim membership in any group among any or among all of the Voyager Fund, the Tamalpais Fund, or the Tamalpais Group.

(b) MCF and D. Jonathan Merriman have the sole power to vote, direct the vote, dispose of or direct the disposition of all 8,544,500 Shares.

(c) Transactions for the 60 days prior to the date of this Schedule 13D are below:

See Exhibit A

(d) Not Applicable

(e) Not Applicable.

(a) As of the date hereof, the Voyager Fund is deemed to be the beneficial owner of 273,000 Shares. This represents approximately 0.2% of shares outstanding equal to 114,184,189 as reported in the Issuer’s Form 6-K as of November 9, 2006. The Voyager Fund specifically disclaims beneficial ownership of all Shares described herein except those Shares that are owned by the Voyager Fund directly. The Voyager Fund expressly disclaims membership in any group and disclaims the existence of a group among MCF, D. Jonathan Merriman, the Voyager Fund, the Tamalpais Fund, and the Tamalpais Group.

(b) The Voyager Fund has the sole power to vote, direct the vote, dispose of or direct the disposition of all 273,000 Shares.

(c) Transactions for the 60 days prior to the date of this Schedule 13D are below:

See Exhibit A.

(d) Not Applicable.

(e) As of the date hereof, the Voyager Fund ceases to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

(a) As of the date hereof, the Tamalpais Fund is deemed to be the beneficial owner of 4,293,235 Shares. This represents approximately 3.8% of shares outstanding equal to 114,184,189 as reported in the Issuer’s Form 6-K as of November 9, 2006. The Tamalpais Fund specifically disclaims beneficial ownership of all Shares described herein except those Shares that are owned by the Tamalpais Fund directly. The Tamalpais Fund expressly disclaims membership in any group and disclaims the existence of a group among MCF, D. Jonathan Merriman, the Voyager Fund, the Tamalpais Fund, and the Tamalpais Group.

(b) The Tamalpais Fund has the sole power to vote, direct the vote, dispose of or direct the disposition of all 4,293,235 Shares.

(c) Transactions for the 60 days prior to the date of this Schedule 13D are below:

See Exhibit A.

(d) Not Applicable.

(e) As of the date hereof, the Tamalpais Fund ceases to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

(a) As of the date hereof, the Tamalpais Group is deemed to be the beneficial owner of 4,293,235 Shares. This represents approximately 3.8% of shares outstanding equal to 114,184,189 as reported in the Issuer’s Form 6-K as of November 9, 2006. The Tamalpais Group specifically disclaims beneficial ownership of all Shares described herein except those Shares that are owned by the Tamalpais Group directly. The Tamalpais Group expressly disclaims membership in any group and disclaims the existence of a group among MCF, D. Jonathan Merriman, the Voyager Fund, the Tamalpais Fund, and the Tamalpais Group.

(b) The Tamalpais Group has the sole power to vote, direct the vote, dispose of or direct the disposition of all 4,293,235 Shares.

(c) Transactions for the 60 days prior to the date of this Schedule 13D are below:

See Exhibit A.

(d) Not Applicable.

(e) As of the date hereof, the Tamalpais Group ceases to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.’

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

Transactions for the last 60 days of the Reporting Persons are filed herewith as Exhibit A. A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit B.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
...................................................................................................................... Date: December 7, 2006 By: Merriman Curhan Ford & Co.
...................................................................................................................... Signature
/s/ D. Jonathan Merriman Name/Title: D. Jonathan Merriman, Chairman and Chief Executive Officer

By: D. Jonathan Merriman

...................................................................................................................... Signature
/s/ D. Jonathan Merriman Name/Title: D. Jonathan Merriman, an individual

By: Phineus Voyager Fund LP

...................................................................................................................... Signature
/s/ Michael Grant Name/Title: Michael Grant, Portfolio Manager

By: Tamalpais Master Fund Ltd.

...................................................................................................................... Signature
/s/ Steven Ledger Name/Title: Steven Ledger, Managing Partner
By: Tamalpais Management Group LP ...................................................................................................................... Signature
/s/ Steven Ledger Name/Title: Steven Ledger, Managing Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Transactions for Merriman Curhan Ford & Co.

Trade Date	Quantity	Price
10/05/2006	10,000.52
10/05/2006	10,000.53
10/05/2006	10,000.54
10/05/2006	-70,000.55
10/05/2006	10,000.55
10/05/2006	10,000.56
10/05/2006	10,000.57
10/05/2006	10,000.58
10/06/2006	12,500.54
10/06/2006	-5,000.541
10/06/2006	-200,000.5479
10/06/2006	200,000.5479
10/06/2006	-45,000.55
10/06/2006	2,500.55
10/06/2006	42,500.55
10/09/2006	2,500.54
10/09/2006	-25,000.575
10/10/2006	-10,000.535
10/11/2006	25,000.55
10/11/2006	-25,000.55
10/11/2006	2,000.57
10/11/2006	23,000.62
10/18/2006	25,000.63
10/18/2006	-25,000.69
10/19/2006	-2,500.63
10/19/2006	-120,500.63
10/19/2006	5,500.63
10/19/2006	12,500.63
10/19/2006	30,000.63
10/19/2006	75,000.63
10/23/2006	2,500.60
10/24/2006	2,500.56
10/24/2006	-1,500.561
10/24/2006	2,500.57
10/24/2006	3,000.5707
10/24/2006	-2,000.571
10/24/2006	2,500.58
10/24/2006	2,500.59
10/25/2006	-5,700.555
10/25/2006	-4,300.556
10/25/2006	-1,000.561
10/25/2006	5,000.57
10/25/2006	-2,800.58
10/25/2006	2,000.60
10/26/2006	-50,000.60
10/27/2006	-700.561
10/27/2006	-3,000.561
10/27/2006	48,000.57
10/27/2006	-2,000.571
10/27/2006	-150,000.5733
10/27/2006	100,000.575
10/27/2006	50,000.58
10/27/2006	2,500.59
10/31/2006	-5,000.581

10/31/2006	2,500.59
10/31/2006	2,500.60
11/01/2006	2,500.59
11/01/2006	-20,000.60
11/01/2006	2,500.60
11/02/2006	2,500.61
11/02/2006	1,500.61
11/03/2006	-200,000.53
11/03/2006	-5,000.60
11/03/2006	9,000.62
11/03/2006	10,000.63
11/03/2006	20,000.63
11/03/2006	75,500.63
11/06/2006	17,500.59
11/06/2006	25,000.61
11/06/2006	2,500.61
11/06/2006	10,000.62
11/06/2006	15,000.628
11/06/2006	11,500.629
11/07/2006	21,000.53
11/07/2006	5,000.625
11/07/2006	19,500.63
11/07/2006	30,000.63
11/07/2006	5,000.63
11/07/2006	1,000.64
11/07/2006	-150,000.6459
11/07/2006	2,500.65
11/07/2006	5,000.65
11/07/2006	1,500.659
11/07/2006	2,000.66
11/08/2006	5,000.60
11/08/2006	-17,500.605
11/08/2006	2,500.61
11/08/2006	2,500.62
11/08/2006	22,500.63
11/08/2006	5,000.64
11/08/2006	50,000.65
11/09/2006	7,500.64
11/10/2006	30,000.63
11/10/2006	-100,000.64
11/10/2006	38,000.64
11/13/2006	-1,500.65
11/13/2006	2,500.69
11/13/2006	2,800.69
11/13/2006	15,000.69
11/13/2006	20,000.70
11/13/2006	-50,000.7013
11/13/2006	10,000.705
11/13/2006	17,500.71
11/13/2006	2,500.71
11/13/2006	2,500.71
11/14/2006	5,200.69
11/14/2006	5,500.70
11/15/2006	-2,500.635
11/15/2006	2,500.67
11/16/2006	1,000.65
11/16/2006	1,500.65
11/16/2006	-200,000.6599
11/16/2006	10,000.66

11/16/2006	7,500.66
11/16/2006	15,000.66
11/16/2006	2,700.66
11/16/2006	8,400.66
11/16/2006	2,500.66
11/16/2006	102,000.66
11/17/2006	5,000.64
11/17/2006	15,000.649
11/17/2006	29,400.66
11/21/2006	-3,000.621
11/21/2006	2,500.64
11/21/2006	500.64
11/21/2006	2,000.644
11/21/2006	-25,000.645
11/21/2006	12,500.645
11/21/2006	12,500.645
11/21/2006	1,500.65
11/21/2006	2,000.654
11/21/2006	-100,000.6596
11/21/2006	44,500.66
11/21/2006	50,000.66
11/22/2006	1,000.605
11/22/2006	2,500.62
11/22/2006	5,000.64
11/27/2006	-3,500.61
11/27/2006	-5,000.61
11/27/2006	-2,500.62
11/27/2006	2,500.63
11/28/2006	-3,500.62
11/28/2006	2,500.62
11/28/2006	1,000.62
11/29/2006	2,500.64
11/29/2006	12,500.64
11/29/2006	20,000.645
11/29/2006	-100,000.649
11/29/2006	30,000.65
11/29/2006	87,500.65
11/29/2006	-100,000.6594
11/29/2006	-2,500.66
11/29/2006	35,500.67
11/29/2006	2,500.67
11/29/2006	2,500.67
11/29/2006	10,000.67
11/29/2006	2,000.69
11/30/2006	-175,000.63
11/30/2006	250,000.63
11/30/2006	-100,000.6325
11/30/2006	200,000.635
11/30/2006	-200,000.64
11/30/2006	-100,000.64
11/30/2006	122,500.64
12/01/2006	3,000.63
12/01/2006	4,000.63
12/01/2006	7,500.63
12/01/2006	-12,500.6306
12/01/2006	20,000.635
12/01/2006	12,500.64
12/01/2006	25,000.64
12/01/2006	5,000.645

Transactions for D. Jonathan Merriman

Trade Date	Quantity	Price
11/21/2006	25,000.645
11/28/2006	3,500.62
12/01/2006	12,500.6306

Transactions for Phineus Voyager Fund LP: None in the last 60 days.

Transactions for Tamalpais Master Fund LP: None in the last 60 days.

Transactions for Tamalpais Management Group: None in the last 60 days.

Exhibit B

The undersigned agree that this Schedule 13D Amendment No. 1 dated December 7, 2006, relating to the Common Shares of the Issuer, shall be filed on behalf of each of the undersigned

By: /s/ D. Jonathan Merriman
Merriman Curhan Ford & Co., Its Chief Executive Officer and Chairman

By: /s/ D. Jonathan Merriman
D. Jonathan Merriman, an individual

By: /s/ Michael Grant
Phineus Voyager Fund LP, Its Portfolio Manager Michael Grant

By: /s/ Steven Ledger
Tamalpais Master Fund Ltd., Its Managing Partner by Steven Ledger

By: /s/ Steven Ledger
Tamalpais Management Group LP, Its Managing Partner by Steven Ledger